Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

February 21, 2020

Via Edgar

Ms. Kathy Churko

Ms. Kate Whiting

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918

Dear Ms. Churko and Ms. Whiting:

This correspondence is being provided to you in response to your comments communicated during two separate telephone conversations on February 10, 2020 with respect to the Registrant’s filing on Form N-14 dated January 14, 2020.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that all information that was still missing in the preliminary filing be completed.

Response:	The disclosure will be revised as requested.

2.

In the Introduction, you requested that the statement that “If shareholders of a Target Portfolio do not approve a Reorganization, no Reorganization will occur and the Board will consider what further action is appropriate for the Portfolios” be revised to improve clarity.

February 21, 2020

Response:	The disclosure will be revised as requested.

3.

On Page 1, under “What are the reasons for the proposed Reorganization?”, you requested that the statement that the Reorganization would reduce overall costs be clarified in light of the fact that advisory fees for some of the Portfolios would increase.

Response:	The disclosure will be revised as requested.

4.

On Page 2, you requested that the statement that “As a result, the risks of owning shares of the Acquiring Portfolio are similar to the risks of owning shares of each Target Portfolio, although the risks of the Portfolios may not be exactly the same” be clarified.

Response:	The disclosure will be revised as requested.

5.	With respect to the expense tables on page 3. You requested that:

(a)	Registrant confirm that the tables represent current fees;

Response: The disclosure will be updated to reflect more current fees based on a February, 2020 supplement.

(b)	A footnote be included noting that HC Advisors Shares have been fully redeemed and amounts shown are estimates;

Response: The disclosure will be revised as requested.

(c)	Registrant explain why the fees shown here with respect to The Institutional Small Capitalization – Mid Capitalization Portfolio differ from those in the Financial Highlights tables.

Response: The fees here differ from those in the Financial Highlights table as a result of updated allocations of Portfolio assets among the various Specialist Managers.

6.

With respect to the “Board Considerations in Approving the Reorganization” disclosure on Page 15, you asked whether there were any additional reasons that the Advisor was recommending the Reorganization, such as declining assets in one or more Portfolios.

Response:

As we discussed, the Trust Portfolios are exclusively available to clients of the Advisor, which uses the Portfolios as asset allocation tools for such clients to allow them exposure to the advisory services of the various Specialist Managers.

February 21, 2020

The reasons presented in the disclosure were the only reasons underlying the Advisor’s recommendation.

7.	Also in the “Board Considerations …” section, you requested that:

(a)	Registrant note that while, as stated, “U.S. equity securities tend to have similar risk characteristics across styles,” the various Portfolios have performed differently;

Response:	The disclosure will be revised as requested.

(b)	As noted previously, clarify the fact that the referenced “reduction in costs” does not refer to the advisory fees, which are expected to increase;

Response:	The disclosure will be revised as requested.

(c)	Note whether the Board considered other alternatives.

Response:	The disclosure will be revised as requested.

8.	With respect to the “Costs of the Reorganization,” you requested that the method for the allocation of costs among the Portfolios be disclosed.

Response:	The disclosure will be revised as requested.

9.	With respect to the Capitalization table on Page 20, you requested that adjustments be made for shares and net assets.

Response:	The disclosure will be revised as requested.

10.	With respect to Note 1 in the Pro Forma Financial Information, you requested that Registrant confirm that there will be no Portfolio repositioning related to the Reorganizations.

Response:

Registrant confirms that there will be no Portfolio repositioning related to the Reorganizations, although all each of the Portfolios will continue to conduct transactions in the regular course of their business in the period leading up, to and immediately subsequent to, the Reorganizations.

11.

You noted that Net Assets presented in Note 2 in the Pro Forma Financial Information have been adjusted for expected expenses of the Reorganizations and requested that the same adjustments be made to the Capitalization table.

February 21, 2020

Response:	The disclosure will be revised as requested.

12.	With respect to Note 3 in the Pro Forma Financial Information, “Pro Forma Adjustments,” you asked whether there were any significant changes being made to any of the existing contracts.

Response:	No material changes will be made to any existing contracts with Trust service providers as a result of the Reorganizations.

13.	You asked that Registrant confirm that the Acquiring Portfolio will be the performance survivor as well as the accounting survivor.

Response:	Registrant confirms that the Acquiring Portfolio will be the performance survivor as well as the accounting survivor.

Very truly yours,

/s/ Don E. Felice

Don E. Felice